1-8918





06036117



RECD S.E.C.
MAY 1 1 2006
1083

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ending June 30, 2005

National Commerce Financial Corporation Investment Plan

filed by The SunTrust Banks, Inc. 401(k) Plan (as successor-in-interest)

SunTrust Bank, Trustee
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303

PROCESSED
MAY 2 4 2006
THOMSON
FINANCIAL

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with ERISA and examined by independent auditors (attached), and

2. Consent of Independent Auditors (attached).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

National Commerce Financial
Corporation Investment Plan
(registrant)

By: The SunTrust Banks, Inc. 401(k)
Plan, as successor-in-interest by merger

By: SunTrust Bank, Trustee



Thomas E. Panther
Senior Vice President, Controller, and
Principal Accounting Officer

Date: May 4, 2006


SEC MAIL PROCESSING
RECEIVED
MAY 12 2006
WASH, D.C.
160
SECTION

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-118963) of SunTrust Banks, Inc. of our report dated April 14, 2005 relating to the financial statements of the National Commerce Financial Corporation Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
May 9, 2006

National Commerce Financial Corporation Investment Plan

July 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta, GA 30309-3851
Telephone (678) 419 4063
Facsimile (678) 419 1239

Report of Independent Auditors

To the Participants and Administrator of
National Commerce Financial Corporation Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Commerce Financial Corporation Investment Plan (the "Plan") at July 31, 2005 and December 31, 2005, and the changes in net assets available for benefits for the period January 1, 2005 through July 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Reportable Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management, and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan was merged with another qualified plan and all net assets were transferred to the other qualified employee benefit plan as of July 8, 2005.


PricewaterhouseCoopers LLP

Atlanta, Georgia
April 14, 2006

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	July 31, 2005	December 31, 2004
Assets		
Investments at estimated fair value		
Non-Participant directed		
SunTrust Banks, Inc common stock	$ -	$ 61,861,518
Collective trust funds	-	1,202,099
Total Non-Participant directed	-	63,063,617
Participant directed		
SunTrust Banks, Inc common stock	-	89,756,986
Collective trust funds	-	112,541,538
Total Participant directed	-	202,298,524
Total investments	-	265,362,141
Loans due from participants	-	2,561,535
Total investments	-	267,923,676
Receivables		
Participant contributions	-	369,177
Interest and dividends	-	4,027
Total receivable	-	373,204
Net assets available for benefits	**$ -**	**$ 268,296,880**

The accompanying notes are an integral part of these financial statements

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Statement of Changes in Net Assets Available

For the Period January 1, 2005 through July 31, 2005

Additions		
Rollover contributions	$	34,930
Investment income		
Net appreciation in fair value of investments		1,374,657
Dividends		900,507
Loan interest		52,289
Total investment income		2,327,453
Other		59,585
Total additions		2,421,968
Deductions		
Distributions to participants		(36,577,987)
In-kind distributions to participants		(10,559,861)
Transfer to - SunTrust Banks Inc. 401(k) Plan		(223,581,000)
Total deductions		(270,718,848)
Net decrease		(268,296,880)
Net assets available for benefits, beginning of period		268,296,880
Net assets available for benefits, end of period	$	-

The accompanying notes are an integral part of these financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

(1) Description of the Plan

The following description of the National Commerce Financial Corporation Investment Plan (the "Plan"), formerly the National Bank of Commerce ESOP/TIRA Plan, provides only general information. Participants should refer to the Plan agreement and National Commerce Financial Corporation Employee Benefit Handbook for a more complete description of the Plan's provisions. On October 1, 2004, SunTrust Banks, Inc. ("STI" or the "Company") acquired National Commerce Financial Corporation ("NCF") and all NCF stock was exchanged for STI stock as of that date. On June 30, 2005, STI approved the merger of the Plan into the SunTrust Banks, Inc. 401(k) Plan. The Plan became frozen effective January 1, 2005. First Mercantile Trust Company is Trustee and record keeper of the Plan.

(a) *General*

The Plan was a defined contribution plan. The assets of the Plan were primarily invested in common stock of STI to be held in trust for Plan participants. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees became eligible to participate in the Plan following completion of six months of service.

(b) Contributions

The Plan was frozen to new contributions effective January 1, 2005. However, certain rollover contributions were permitted if initiated prior to January 1, 2005.

(c) Distributions

Distributions were made in cash or in kind as elected by the participant. However, the portion of the participant's account, which was an ESOP and attributable to STI company stock, may have been received in the form of company stock.

(d) Participant Accounts

Each participant's account was credited with the participant's contributions and allocations of (a) the plan sponsor's contributions and (b) plan earnings or losses. Allocations were based on participant earnings or account balances, as defined. Participants could direct contributions into several investment options.

(e) ***Vesting***

Participants were vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts was based on years of continuous service. A participant was 100% vested after five years of credited service. See Note 7 regarding Plan Amendments made effective December 31, 2004. Participants in the NCF Plan as of the plan merger date became participants in the SunTrust 401(k) Plan and were 100% vested in the Plan.

(f) ***Participant Loans***

Loans were made to participants to the extent that such loans, when added to the outstanding balance of all other loans to the participant or beneficiary, did not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending on the day before the loan was made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value which was the current value of the nonforfeitable accrued benefit of the participant. Repayment of principal and interest was amortized in equal payments, at least quarterly, over a period not to exceed five years from the date of the loan. Loans were collateralized by 50% of the participant's vested balance, bearing interest at a rate determined by STI. Interest rates on loans outstanding of $2,561,535 at December 31, 2004 ranged from 4.0% to 10.5%. The loan amount transferred as of July 5, 2006 was $2,173,122.

(g) ***Forfeitures***

At July 31, 2005, and December 31, 2004, forfeited nonvested accounts totaled $194,139 and $193,384, respectively . These accounts were to be used to reduce future employer matching contributions. Forfeitures under the NCF Plan that were not allocated as of the close of business on June 30,2005, shall be used to reduce employer contributions of the SunTrust 401(k) Plan .

(h) ***Benefits***

On termination of service due to disability, retirement or for termination of service for other reasons, a participant may receive the value of the participant's vested interest in his or her account in either a lump-sum amount or annual installments not to exceed 30 years in duration. For termination of service due to death, the participant's beneficiary receives the value of the vested interest in his or her account as a lump-sum distribution.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting other than benefit payments, which are recorded when paid.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(c) *Valuation of Investments*

Common stock is valued each business day based on the last closing price on the exchange in which the stock is traded. Investments in mutual funds and collective trust funds are valued each business day at their reported net asset value. Loans to participants are carried at their principal balance plus accrued interest, which approximates fair value.

(d) *Investment Transactions and Income*

Investment transactions are recorded on the trade date. Realized gains/losses are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-date basis. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation in fair value of investments.

(e) *Plan Expenses*

Expenses for purchases and sales of trust assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2005 and 2004, all administrative expenses for the Plan were paid by the Company.

(f) ***Benefit Payments***

Distributions to participants were recorded when payment is made. Distribution of all shares in STI common stock, with cash for any fractional shares was also a form of benefit payment that is made in-kind. The record keeper used the closing price on the day the distribution was processed to calculate the number of shares.

(3) Investments

During the period January 1, 2005 through July 31, 2005, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Net realized and unrealized appreciation		
in fair value		
STI common stock	$	974,902
Collective investment funds		399,755
	$	1,374,657

Investments that represent 5% or more of the Plan's net assets at December 31, 2004 are separately identified as follows:

	2004
STI common stock	$ 151,618,504
FMT/Vanguard 500 Index Fund	19,159,408
FTM/Dodge & Cox Balanced Fund	18,954,059
State Street Money Market Fund	14,203,170

(4) Risks and Uncertainties

The Plan's investments are exposed to different risks, such as interest rate, credit, and overall market volatility risks. Due to these risks, it is reasonably possible that changes in the values of the investments held by the Plan will occur in the near term, and such changes could materially affect the value of the investments reported in the accompanying financial statements and participant account balances. Due to the significant investment STI common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

(5) Transactions with Parties-In-Interest

The Plan has an investment of 2,052,227 shares of SunTrust Banks, Inc, the Plan sponsor at December 31, 2004. The common stock was valued at $151,618,504 as of December 31, 2004. The Plan also has invested in collective trust funds which are sponsored by First Mercantile Trust, which is an affiliate of the Plan sponsor. On the date of merger, the Plan transferred 1,635,338 shares of SunTrust Banks, Inc. common stock valued at $121,129,486.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Notes to Financial Statements

(6) Nonparticpant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the non-participant directed investments is as follows:

		2004
Investments at estimated fair value		
SunTrust Banks, Inc common stock	$	61,861,518
Collective trust funds		1,202,099
Total investments		63,063,617
Net Assets	$	63,063,617

(7) Plan Amendments

Effective December 31, 2004, the plan document was amended for all plan years beginning after 2004. The amendment included the following:

a) "Break in Service" shall mean a 12-consecutive-month period beginning on a participant's separation from service date and ending on the first anniversary of that date, during which the participant does not earn any hours of service.

b) Vesting Service will cease on a participant's separation from service date.

c) Vesting Service shall mean a period of 12 consecutive months during which a participant completes at least one hour of service each month.

d) The Plan is closed to new participants as of the close of business on December 31, 2004.

e) No additional rollover contributions may be made to the Plan.

f) Participants terminated prior to September 30, 2004 will be deemed to have a termination completion date on December 31, 2004, for purposes of determining the amount of forfeitures available to reduce employer contributions on or after that date.

The Company has evaluated the above amendments and concluded that such amendments would not impact the Plan's qualified tax status.

(8) Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 27, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Benefits Plan Committee believes the Plan was operated in compliance with the Code and, therefore, believes that the Plan was qualified and the related trust was tax exempt.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2005

(a)	(b)	(c)	(d)	(g)	(i)
Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets	Net Gain
*SunTrust StockFund	SunTrust Bank, Inc, Common Stock				
	Various Purchases	$ 8,929,604			
	Various Sales		$ 41,185,908	$ 36,647,164	$ 4,538,744
FMT/Dodge & Cox	Balanced Fund				
	Various Purchases	$ 3,804,267			
	Various Sales		$ 23,021,647	$ 20,532,573	$ 2,489,074
FMT/Vanguard	500 Index Fund				
	Various Purchases	$ 1,116,109			
	Various Sales		$ 20,264,415	$ 19,063,254	$ 1,201,161
Money Market Fund	Fund				
	Various Purchases	$ 4,148,566			
	Various Sales		$ 17,407,539	$ 17,233,140	$ 174,400

The accompanying notes are an integral part of this schedule